                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ________________________

                                 SCHEDULE 14D-1
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                            ________________________

                      SHARED TECHNOLOGIES FAIRCHILD, INC.
                               (Subject Company)
                            ________________________
                         INTERMEDIA COMMUNICATIONS INC.
                          MOONLIGHT ACQUISITION CORP.
                                   (Bidders)
                            _______________________

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)
                            ________________________
                                   8189051011
                     (CUSIP Number of Class of Securities)
                            ________________________

                               Robert M. Manning
                 Senior Vice President, Chief Financial Officer
                         Intermedia Communications Inc.
                             3625 Queen Palm Drive
                             Tampa, Florida  33619
                                 (813) 829-0011

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ________________________
                                    Copy to:

                            Ralph J. Sutcliffe, Esq.
                      Kronish, Lieb, Weiner & Hellman LLP
                            1114 Avenue of Americas
                         New York, New York 10036-7798
                                 (212) 479-6170

                               Page 1 of 4 Pages

        This Amendment No. 1 to Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on November 26, 1997 (the "Schedule 14D-1") relating to a tender offer by Moonlight Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermedia Communications Inc., a Delaware corporation ("Parent"), to purchase up to 4,000,000 outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Shared Technologies Fairchild, Inc., a Delaware corporation (the "Company"), at $15.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 26, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits to the Schedule 14D-1. Capitalized terms used herein and not defined herein have the meanings specified in the Offer to Purchase.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     "Section 14. Conditions to the Offer" to the Offer to Purchase is hereby amended by replacing clause (ii) of the first paragraph of said section with the following: "(ii) at any time on or after the date of the Merger Agreement, and prior to the Expiration Date, any of the following conditions shall exist:."

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) if hereby amended by virtue of the following amendments to the Offer to Purchase:

     "Section 2. Acceptance for Payment and Payment for Shares" to the Offer to Purchase is hereby amended by replacing the first sentence of the first paragraph of said section with the following: "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will, and Parent has agreed to cause Purchaser to, accept for payment, and pay for, up to 4,000,000 Shares validly tendered and not properly withdrawn prior to the expiration date, promptly after the Expiration Date."

     "Section 8. Certain Information Concerning the Company" to the Offer to Purchase is hereby amended by replacing the second sentence of the first paragraph of said section with the following: "Although neither Parent nor Purchaser has any knowledge that any statements contained herein based on such documents and records are untrue, neither Parent nor Purchaser can make any assurances as to the accuracy or completeness of the information concerning the Company, furnished by the Company or contained in such documents and records, or that the Company has disclosed all events that may have occurred and may affect the significance or accuracy of any such information."

                               Page 2 of 4 Pages

     Additionally, "Section 8. Certain Information Concerning the Company" to the Offer to Purchase is hereby further amended by replacing the fourth sentence of the fourth paragraph of said section under the subheading "Certain Company Projections" with the following: "Accordingly, actual results may vary materially from such projections."

     "Section 14. Conditions to the Offer" to the Offer to Purchase is hereby amended by replacing clause (ii) of the first paragraph of said section with the following: "(ii) at any time on or after the date of the Merger Agreement, and prior to the Expiration Date, any of the following conditions shall exist:."


                               Page 3 of 4 Pages
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                                   SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              INTERMEDIA COMMUNICATIONS INC.

                              By:   /s/ Robert M. Manning
                                  --------------------------
                                   Name: Robert M. Manning
                                   Title: Senior Vice President, Chief
                                   Financial Officer and Secretary


                              MOONLIGHT ACQUISITION CORP.

                              By:   /s/ Robert M. Manning
                                  --------------------------
                                  Name: Robert M. Manning
                                  Title: President, Secretary and
                                         Treasurer


Dated: December 23, 1997



                               Page 4 of 4 Pages